SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 16, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on February 14, 2011 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/20110214/LTN20110214297.pdf, with respect to an announcement that the Company has entered into Lease Agreements on February 14, 2011 with China Southern Air Holding Company (“CSAHC”), the controlling shareholder of the Company, to renew the lease agreements between the Company and CSAHC, for additional terms of three years commencing from January 1, 2011 to December 31, 2013.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: February 16, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 10 January 2008 in relation to various continuing connected transactions of the Company.

As the existing Lease Agreements expired on 31 December 2010 and the transactions contemplated under the existing Lease Agreements shall continue to be entered into on a recurring basis, in compliance with Rule 14A.35(1) of the Listing Rules, the Company and CSAHC have entered into the Lease Agreements on 14 February 2011 to renew the leases transactions.

As previously announced by the Company on 29 December 2008, the Company entered into the Lease Agreement 1 with CSAHC, pursuant to which CSAHC continued to lease to the Company certain parcels of land and properties at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun for a term of 3 years from 1 January 2009 to 31 December 2011. Under Rule 14A.25 of the Listing Rules, the continuing connected transactions contemplated under the Lease Agreement 1 described above has been aggregated with the continuing connected transactions contemplated under the Lease Agreements. Since each of the applicable percentage ratio (other than the profits ratio) for the transactions contemplated under the Lease Agreements (after the said aggregation) is on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Lease Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirements under the Listing Rules.

The Lease Agreements are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 10 January 2008 in relation to various continuing connected transactions of the Company.

As the existing Lease Agreements expired on 31 December 2010 and the transactions contemplated under the existing Lease Agreements shall continue to be entered into on a recurring basis, in compliance with Rule 14A.35(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the Company and China Southern Air Holding Company (“CSAHC”) have entered into the Lease Agreements on 14 February 2011 to renew the leases transactions. Details of the same are set out below:

LEASE AGREEMENTS

The Company and CSAHC entered into two lease agreements (the "Lease Agreements"), namely, the building lease agreement (the "Building Lease Agreement") and the land lease agreement (the "Land Lease Agreement") for a fixed term of three years, commencing from 1 January 2008 to 31 December 2010. The existing Lease Agreements are renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company. The Company entered into the Lease Agreements on 14 February 2011 to renew for an additional term of three years, commencing from 1 January 2011 to 31 December 2013.

Pursuant to the Building Lease Agreement, CSAHC leases to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang, Dalian, Jilin, Harbin, Xinjiang, etc.

Pursuant to the Land Lease Agreement, CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company.

It is proposed that the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Land Lease Agreement and the Building Lease Agreement for each of the three years ending 31 December 2013 shall not exceed RMB 56,329,131 and RMB 42,975,542, respectively, payable on a semi-annual basis. The annual rental is determined after arm’s length negotiation between the parties and adjusted with regard to the current market rental standard set in accordance with the valuation prepared by Beijing Yintai Property Valuation Co., Ltd. (北京銀通安泰房地產評估有限公司) and the adjusted leased areas. The consideration will be funded wholly by the Company’s internal resources.

For each of the three years ended 31 December 2010, the aggregate historical transaction amounts under the Building Lease Agreement were RMB 21,817,145, RMB 21,817,145 and RMB 21,817,145, respectively (historical cap was RMB 22 million), while the aggregate transaction amounts under the Land Lease Agreement were approximately RMB 42,975,542, RMB 42,975,542 and RMB 42,975,542, respectively (historical cap was RMB 50 million).

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Lease Agreements are situated at since November 2004. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Lease Agreements allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business from the commencement date of the Lease Agreements at rents not higher than the market rates for similar buildings, facilities, infrastructure and lands.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 52.80% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets.

As CSAHC is a connected person of the Company, the transactions contemplated under the Lease Agreements constitute continuing connected transactions for the Company under the Listing Rules. The board (the "Board") of directors (the "Directors") of the Company (including the independent non-executive Directors) considers that the terms of the Lease Agreements and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

As previously announced by the Company on 29 December 2008, the Company entered into a lease agreement with CSAHC ("Lease Agreement 1"), pursuant to which CSAHC continued to lease to the Company certain parcels of land and properties at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun for a term of 3 years from 1 January 2009 to 31 December 2011. Under Rule 14A.25 of the Listing Rules, the continuing connected transactions contemplated under the Lease Agreement 1 described above has been aggregated with the continuing connected transactions contemplated under the Lease Agreements. Since each of the applicable percentage ratio (other than the profits ratio) for the transactions contemplated under the Lease Agreements (after the said aggregation) is on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Lease Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirements under the Listing Rules. Transactions contemplated under the Lease Agreements which took place since 1 January 2011 and prior to this announcement represented de minimis transactions under Rule 14A.33(3) of the Listing Rules. There are no other transactions which should be aggregated with the transactions contemplated under the Lease Agreements under Rules 14.22 and 14A.25 of the Listing Rules.

The Lease Agreements are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

GENERAL

Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Li Wen Xin and Mr. Wang Quan Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolutions to approve the Lease Agreements. All the remaining Directors who were entitled to vote, unanimously approved the resolutions approving the above Lease Agreements.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 February 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.